UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

    Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2007.

Oak Brook, Illinois

June 28, 2021

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	December 31, 2020
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$465,863,497	$12,927,819	$478,791,316
Collective trust funds	1,960,916,880	—	1,960,916,880
Preferred stock	2,716,992	—	2,716,992
Common stock other than NextEra Energy, Inc. common stock	725,850,189	—	725,850,189
NextEra Energy, Inc. common stock	730,052,112	2,041,564,947	2,771,617,059

Total investments, at fair value	3,885,399,670	2,054,492,766	5,939,892,436
Investments, at contract value (see Note 7)	314,305,072	—	314,305,072

Total investments	4,199,704,742	2,054,492,766	6,254,197,508

Receivables
Participant loans	72,150,958	—	72,150,958
Pending trades due from brokers	2,779,946	—	2,779,946
Employer contributions	—	1,960,004	1,960,004
Other receivables	1,015,749	1,453	1,017,202

Total receivables	75,946,653	1,961,457	77,908,110

Total assets	4,275,651,395	2,056,454,223	6,332,105,618

LIABILITIES
Pending trades due to brokers	7,743,668	—	7,743,668
Other payables	3,366,091	66,061	3,432,152

Total liabilities	11,109,759	66,061	11,175,820

NET ASSETS AVAILABLE FOR BENEFITS	$4,264,541,636	$2,056,388,162	$6,320,929,798

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	December 31, 2019
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$457,348,294	$13,125,773	$470,474,067
Collective trust funds	1,790,874,697	—	1,790,874,697
Preferred stock	1,504,241	—	1,504,241
Common stock other than NextEra Energy, Inc. common stock	502,911,296	—	502,911,296
NextEra Energy, Inc. common stock	639,026,780	1,677,568,945	2,316,595,725

Total investments, at fair value	3,391,665,308	1,690,694,718	5,082,360,026
Investments, at contract value (see Note 7)	262,827,593	—	262,827,593

Total investments	3,654,492,901	1,690,694,718	5,345,187,619

Receivables
Participant loans	72,987,097	—	72,987,097
Pending trades due from brokers	969,079	—	969,079
Employer contributions	—	1,870,927	1,870,927
Other receivables	1,151,762	15,369	1,167,131

Total receivables	75,107,938	1,886,296	76,994,234

Total assets	3,729,600,839	1,692,581,014	5,422,181,853

LIABILITIES
Pending trades due to brokers	429,458	—	429,458
Other payables	3,163,072	79,265	3,242,337

Total liabilities	3,592,530	79,265	3,671,795

NET ASSETS AVAILABLE FOR BENEFITS	$3,726,008,309	$1,692,501,749	$5,418,510,058

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2020

	Participant-	Nonparticipant-
	Directed	Directed	Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$639,674,591	$447,956,270	$1,087,630,861
Interest income	9,928,491	—	9,928,491
Dividend income	27,228,453	37,617,660	64,846,113

Net investment income	676,831,535	485,573,930	1,162,405,465
Contributions
Participant	170,782,525	—	170,782,525
Employer - NextEra Energy, Inc. common stock	—	63,951,346	63,951,346
Rollovers	22,448,965	—	22,448,965

Total contributions	193,231,490	63,951,346	257,182,836
Transfer from/to nonparticipant-directed investments	62,238,597	2,111,888	64,350,485

Total net additions	932,301,622	551,637,164	1,483,938,786
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants and beneficiaries	387,147,496	125,106,514	512,254,010
Management and administrative expenses	4,508,911	405,640	4,914,551
Transfer from/to participant-directed investments	2,111,888	62,238,597	64,350,485

Total deductions	393,768,295	187,750,751	581,519,046
NET INCREASE	$538,533,327	$363,886,413	$902,419,740

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2019	$3,726,008,309	$1,692,501,749	$5,418,510,058

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2020	$4,264,541,636	$2,056,388,162	$6,320,929,798

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

1. Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description (SPD) (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan and up-to-date information regarding participating subsidiaries and differing vesting, employer contribution and employee contribution schedules.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Most employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or its subsidiaries or on the first day of any payroll period thereafter.

The Plan contains employee stock ownership plan (ESOP) provisions. The ESOP component is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii), which is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a dividend payout program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash.

The Company’s Board of Directors approved a four-for-one stock split of Company Stock effective October 26, 2020. Participants’ account balances did not change as a result of the stock split.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. Fidelity Workspace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and/or Roth after-tax contributions by eligible employees up to the limit under Code Section 402(g), in whole percentages of up to 50% of their eligible earnings, as defined by the Plan (50% Limit). In addition, eligible employees age 50 or older who contributed the maximum annual amount allowable under the pretax and/or Roth after-tax options in the Plan have the option of contributing an additional pretax catch-up contribution or Roth catch-up contribution in accordance with Code Section 414(v). The Plan also allows for traditional after-tax contributions up to the 50% Limit. Participants may also make rollover contributions which represent distributions from other qualified plans or individual retirement accounts.

Eligible employees are automatically enrolled in Pretax Contributions unless such employees revoke or modify their Pretax Contribution election within 60 days of their date of hire or rehire. The Plan also has an automatic increase feature whereby eligible employees’ deemed Pretax Contributions are increased by 1% each year up to a maximum of 10% unless the eligible employee revokes or otherwise modifies their Pretax Contribution election.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Participants can elect to invest in any combination of different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

Employer Contributions

The Company provides matching contributions through the ESOP in the form of Company Stock. Participants should refer to the SPD for the employer contribution schedules.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. Forfeitures used to reduce Employer contributions in 2020 totaled $2,111,888 and forfeitures applied to administrative fees in 2020 totaled $411,148. At December 31, 2020 and 2019, the balance of the forfeiture account was $27,333 and $300,512, respectively.

Vesting

Participants are immediately 100% vested in employee contributions. Participants should refer to the SPD for the vesting schedules for Company matching contributions. Upon death, total and permanent disability or certain other circumstances an employee may become 100% vested. In addition, in certain circumstances, such as acquisitions or divestitures, the Plan may recognize previous service for vesting purposes.

Participant Loans

In general, each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. Participants may not have more than two loans outstanding from the Plan at any time. Most Participant loans have a fixed annual interest rate based on the prime rate which is updated quarterly. Loans outstanding at December 31, 2020 carry an interest rate of 3.25% to 7.25% and mature between 2021 and 2035. Participants should refer to the SPD for a description of eligible participant loans.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. Additionally, Plan participants pay a fee of $61 per year to cover some of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures. Any fees paid directly by the Company are not included in the financial statements.

CARES Act

As a result of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, the plan administrator implemented new CARES Act options including withdrawal provisions, loans, and temporary waiver of required minimum distributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation approach used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, preferred stock and common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year-end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other publicly traded common stock are valued at their quoted market price in active markets (Level 1 inputs). Certain common stock and preferred stock are valued using significant unobservable inputs (Level 3 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 7) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed upon formula with the issuers but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts’ book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

The Managed Income Fund is comprised of synthetic guaranteed investment contracts, each of which is valued at contract value. Each synthetic guaranteed investment contract consists of a wrapper contract and the underlying investments of the wrapper contract which are primarily debt securities. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds and government agency notes. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

for benefits reflects the contract value of the Managed Income Fund. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses and the loans are collateralized by the Participants’ account balances in the Plan. In general, repayments of principal and interest are received through payroll deductions.

3. Risks and Uncertainties

Investments

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Coronavirus Pandemic

The Company is closely monitoring the global outbreak of the novel coronavirus (COVID-19). We are unable to determine the ultimate severity or duration of the outbreak or its effect on, among other things, the global, national or local economy. To date COVID-19 has not had a material adverse impact to the Company’s business or the Plan.

4. Nonparticipant-Directed Investments

The “Nonparticipant-Directed” net assets of the Plan and changes therein represent Employer contributions into the ESOP component of the Plan. Participants have the option to reinvest nonparticipant-directed shares daily among any of the other investment options available under the Plan.

5. Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Dividend income earned by the Plan includes dividends on Company Stock. In accordance with the Plan and the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates, participants may elect to reinvest dividends in Company Stock or receive dividends in cash. During 2020, dividends on shares of Company Stock held in Participants’ accounts totaled $51,409,145.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

During 2020, employer contributions of Company Stock credited to Participant’s accounts totaled $63,951,346 which equated to 341,587 shares. Realized gains on shares of Company Stock sold by Participants during 2020 totaled $21,682,084. At December 31, 2020 and 2019, the number of shares of Company Stock held in Participants’ accounts totaled 35,925,043 and 38,265,540, respectively, with a fair value of $2,771,617,059 and $2,316,595,725, respectively. Shares for 2019 have been retrospectively adjusted to reflect the four-for-one stock split discussed in Note 1.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party in interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant loans held by the Plan of $72,150,958 and $72,987,097 at December 31, 2020 and December 31, 2019, respectively, are also considered party-in-interest transactions.

6. Investments

The Plan’s financial assets and other fair value measurements made on a recurring basis by fair value hierarchy level are as follows:

	December 31, 2020
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$465,863,497	$—	$—	$465,863,497
Collective trust funds	—	1,960,916,880	—	1,960,916,880
Preferred stock	—	—	2,716,992	2,716,992
Common stock other than NextEra Energy, Inc. common stock	719,684,241	—	6,165,948	725,850,189
NextEra Energy, Inc. common stock	730,052,112	—	—	730,052,112

Total participant-directed investments	1,915,599,850	1,960,916,880	8,882,940	3,885,399,670
Nonparticipant-directed investments:
Registered investment companies	12,927,819	—	—	12,927,819
NextEra Energy, Inc. common stock	2,041,564,947	—	—	2,041,564,947

Total nonparticipant-directed investments	2,054,492,766	—	—	2,054,492,766
Total investments in the fair value hierarchy	3,970,092,616	1,960,916,880	8,882,940	5,939,892,436

Investments at contract value				314,305,072

Total investments				$6,254,197,508

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

	December 31, 2019
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$457,348,294	$—	$—	$457,348,294
Collective trust funds	—	1,790,874,697	—	1,790,874,697
Preferred stock	—	—	1,504,241	1,504,241
Common stock other than NextEra Energy, Inc. common stock	501,161,180	—	1,750,116	502,911,296
NextEra Energy, Inc. common stock	639,026,780	—	—	639,026,780

Total participant-directed investments	1,597,536,254	1,790,874,697	3,254,357	3,391,665,308
Nonparticipant-directed investments:
Registered investment companies	13,125,773	—	—	13,125,773
NextEra Energy, Inc. common stock	1,677,568,945	—	—	1,677,568,945

Total nonparticipant-directed investments	1,690,694,718	—	—	1,690,694,718

Total investments in the fair value hierarchy	3,288,230,972	1,790,874,697	3,254,357	5,082,360,026

Investments at contract value				262,827,593

Total investments				$5,345,187,619

7. Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $314,305,072 and $262,827,593 respectively, at December 31, 2020 and 2019. The contract value of the fully benefit-responsive investment contracts includes cash of $5,607,314 and $0, respectively at December 31, 2020 and 2019. The contract value of the fully benefit-responsive investment contracts includes a short-term collective trust fund in the amount of $0 and $5,042,277, respectively, at December 31, 2020 and 2019. Pending trades due from brokers related to fully benefit-responsive investment contracts were $1,129,718 and $0, respectively at December 31, 2020 and 2019. Pending trades due to brokers related to fully benefit-responsive investment contracts were $4,585,278 and $0, respectively at December 31, 2020 and 2019. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $4,962,362 and $7,675,401, respectively, at December 31, 2020 and 2019.

8. Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. Participants are given the option to receive dividend distributions on Company Stock in cash; all vested dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified distribution. Earnings on traditional after-tax contributions are not taxable to the Participant until distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine regulatory audits. Currently, there are no tax audits for any tax periods in progress and the plan administrator believes it is no longer subject to tax audits for periods prior to 2018. A DOL audit was completed March 11, 2021 for plan years 2015 through 2018.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash and Cash Equivalents:
	USD (US Dollars)	5,607,314	**	$5,607,314

	Total Cash and Cash Equivalents		—	$5,607,314

	Common Stock:
	ADVANCED MICRO DEVICES INC	38,174	**	$3,500,938
	AIRBNB INC CLASS A	2,122	**	311,510
	ALIBABA GROUP HOLDING LTD SPON ADR	39,330	**	9,153,271
	ALPHABET INC CL C	6,172	**	10,812,603
	ALPHABET INC CL A	14,719	**	25,797,108
	AMAZON.COM INC	13,891	**	45,242,015
	ANTHEM INC	6,680	**	2,144,881
	APPLE INC	164,518	**	21,829,893
	AVANTOR INC	130,588	**	3,676,052
	BECTON DICKINSON & CO	14,322	**	3,583,651
	THE BOOKING HOLDINGS INC	2,321	**	5,169,494
	CIGNA CORP	49,937	**	10,395,885
	CARMAX INC	20,734	**	1,958,534
	CARVANA CO CL A	15,563	**	3,727,961
	CENTENE CORP	46,221	**	2,774,647
	CHIPOTLE MEXICAN GRILL INC	2,090	**	2,898,224
	COSTAR GROUP INC	4,079	**	3,770,138
	DOLLAR GENERAL CORP	27,135	**	5,706,490
	DOORDASH INC	1,717	**	245,102
	MARVELL TECHNOLOGY GROUP LTD	53,244	**	2,531,220
	DRAFTKINGS INC CL A	53,728	**	2,501,576
	FACEBOOK INC CL A	100,929	**	27,569,766
	FARFETCH LTD CL A	31,695	**	2,022,458
	FIDELITY NATL INFORM SVCS INC	19,955	**	2,822,834
	GLOBAL PAYMENTS INC	81,148	**	17,480,902
	GOLDMAN SACHS GROUP INC	11,363	**	2,996,537
	HCA HEALTHCARE INC	31,359	**	5,157,301
	HUMANA INC	9,917	**	4,068,647
	IAC/INTERACTIVECORP	14,282	**	2,704,297
	INCYTE CORP	30,155	**	2,622,882
	INGERSOLL RAND INC	94,383	**	4,300,089
	INTUIT INC	31,025	**	11,784,846
	INTUITIVE SURGICAL INC	10,771	**	8,811,755
	LULULEMON ATHLETICA INC	10,402	**	3,620,208
	MATCH GROUP INC	33,793	**	5,109,164
	MICROSOFT CORP	166,385	**	37,007,352
	MONGODB INC CL A	8,470	**	3,041,069
	NETFLIX INC	18,232	**	9,858,589
	NIKE INC CL B	25,151	**	3,558,112
	NORFOLK SOUTHERN CORP	9,061	**	2,152,984
	PAYPAL HLDGS INC	44,183	**	10,347,658
	RINGCENTRAL INC CL A	4,796	**	1,817,540
	ROSS STORES INC	68,329	**	8,391,484
	S&P GLOBAL INC	8,164	**	2,683,752
	SALESFORCE.COM INC	42,122	**	9,373,409
	SCHWAB CHARLES CORP	40,776	**	2,162,759
	SEA LTD ADR	6,748	**	1,343,189
	SEMPRA ENERGY	33,885	**	4,317,288
	SERVICENOW INC	11,764	**	6,475,259
	SLACK TECHNOLOGIES INC CL A	29,214	**	1,233,999
	SNAP INC - A	241,418	**	12,087,799
	SNOWFLAKE INC CL A	1,534	**	431,668
	SPLUNK INC	33,583	**	5,705,416
	STRYKER CORP	39,301	**	9,630,317
	SYNOPSYS INC	13,478	**	3,494,037
	TENCENT HOLDINGS LTD UNS ADR	125,775	**	9,041,965
	UNITEDHEALTH GROUP INC	26,668	**	9,351,934
	VERTEX PHARMACEUTICALS INC	22,487	**	5,314,577
	VISA INC CL A	86,366	**	18,890,835
	APTIV PLC	50,136	**	6,532,219
	ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHARES	14,531	**	7,087,059
	SPOTIFY TECHNOLOGY SA	24,276	**	7,638,686
	WIX.COM LTD	5,401	**	1,350,034
	XP INC CL A	30,524	**	1,210,887
	SHOPIFY INC CL A	554	**	627,100
	STRIPE INC CLASS B PP	9,148	**	143,532

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	DOORDASH INC (180 DAY LOCKUP)	3,145	**	404,054
	AIRBNB INC (180 DAY LOCKUP)	18,740	**	2,475,929
	UIPATH INC CLASS A PP	4,059	**	118,086
	AURORA INNOVATION SER B PC PP	28,470	**	263,071
	MAGIC LEAP INC PC SER E-D PP	3,654	**	12,899
	RIVIAN AUTOMOTIVE INC SER E PC PP	150,912	**	2,337,627
	NURO INC/CA SER C PC PP	31,464	**	410,750
	FIVERR INTERNATIONAL LTD	28,826	**	5,623,953
	WIX.COM LTD	31,439	**	7,858,493
	ELASTIC NV	72,431	**	10,584,342
	WYNDHAM HOTELS & RESORTS INC	101,343	**	6,023,828
	VARONIS SYSTEMS INC	55,435	**	9,069,720
	TANDEM DIABETES CARE INC	120,626	**	11,541,496
	STITCH FIX	136,600	**	8,021,152
	SAILPOINT TECHNOLOGIES HOLDING INC	144,957	**	7,717,511
	REDFIN CORP	89,825	**	6,164,690
	PAPA JOHNS INTL INC	97,439	**	8,267,699
	PACIFIC BIOSCIENES OF CALI INC	493,427	**	12,799,496
	NEW YORK TIMES CO CL A	195,166	**	10,103,744
	NEVRO CORPORATION	45,360	**	7,851,816
	LYFT INC	247,953	**	12,181,931
	LIVERAMP HOLDINGS INC	179,569	**	13,142,655
	LIBERTY BROADBAND CORP C	42,561	**	6,740,386
	IRHYTHM TECHNOLOGIES INC	28,177	**	6,683,866
	HEALTHEQUITY INC	173,016	**	12,060,945
	GUIDEWIRE SOFTWARE INC	65,318	**	8,408,386
	GROCERY OUTLET HOLDING CORP	322,097	**	12,642,307
	GRACO INC	86,611	**	6,266,306
	FIVE BELOW INC	27,261	**	4,770,130
	FARFETCH LTD CL A	105,635	**	6,740,569
	EQUITY COMMONWEALTH	120,586	**	3,289,586
	DOLBY LABORATORIES INC CL A	82,162	**	7,980,395
	CARLYLE GROUP INC (THE)	123,455	**	3,881,425
	BIO TECHNE CORP	36,175	**	11,487,371
	BILL.COM HOLDINGS INC	48,428	**	6,610,422
	ANAPLAN INC	98,614	**	7,085,416
	ABIOMED INC	21,969	**	7,122,350
*	NEXTERA ENERGY, INC. (PARTICIPANT DIRECTED)	9,462,762	**	730,052,112
*	NEXTERA ENERGY, INC. (NON-PARTICIPANT DIRECTED)	26,462,281	$306,356,413	2,041,564,947

	Total Common Stock		$306,356,413	$3,497,467,248

	Preferred Stock:
	UIPATH INC 0% SER D-1 PFD PERP PP	29,814	**	$554,345
	UIPATH INC 0% SER D-2 PFD PERP PP	5,007	**	93,097
	RIVIAN AUTOMOTIVE INC SER D PFD PERP PP	97,495	**	1,510,199
	UIPATH INC 0% SER E PC PERP PP	807	**	15,005
	RAPPI INC SER E PFD PERP PP	9,111	**	544,346

	Total Preferred Stock		—	$2,716,992

	Collective Trust Funds:
*	Aristotle Sm Cap Eq	5,242,723	**	$73,188,413
*	Blackrock Russell 2000 Index Fund M	721,297	**	19,671,276
*	BTC ACWI EX US IMI M	2,525,337	**	41,602,156
*	BTC Equity Index J	13,880,778	**	236,726,953
*	BTC Russell 3000 M	4,905,664	**	107,072,494
*	BTC Us Debt Index M	5,975,372	**	78,303,375
*	Cohen & Steers US Realty Shares B	2,893,252	**	47,507,204
*	Fidelity Low-priced Stock Pool	3,931,210	**	69,661,047
*	LS Core PL FXINC D	5,095,089	**	90,183,077
*	PIMCO Diversified Real Asset Trust	635,720	**	9,745,593
*	Vanguard Target 2015	1,339,652	**	79,803,093
*	Vanguard Target 2020	525,637	**	34,360,901
*	Vanguard Target 2025	4,900,521	**	342,007,361
*	Vanguard Target 2030	498,852	**	36,720,495
*	Vanguard Target 2035	4,109,027	**	318,326,354
*	Vanguard Target 2040	275,743	**	22,189,010
*	Vanguard Target 2045	2,435,004	**	199,085,955
*	Vanguard Target 2050	207,416	**	16,989,430
*	Vanguard Target 2055	773,981	**	63,303,910
*	Vanguard Target 2060	115,912	**	5,708,671
*	Vanguard Target 2065	175,108	**	5,326,790

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Vanguard Target Inc	820,028	**	42,362,643
*	SSBK GOVERNMENT STIF FUND (US LARGE CAP GROWTH FUND)	4,853,011	**	4,853,011
*	SSBK STIF FUND (SMALL MID CAP GROWTH FUND)	16,217,668	**	16,217,668

	Total Collective Trust Funds		—	$1,960,916,880

	Registered Investment Companies:
*	EATON VANCE FLOATING-RATE & HIGH INCOME FUND R6	2,220,454	**	$19,118,105
*	VANGUARD PRIME CAP CORE FUND	3,403,154	**	98,623,407
*	VANGUARD VMMR-FED MONEY MARKET	145,171,394	**	145,171,394
*	JPM EQUITY INCOME R6 FUND	4,693,350	**	92,599,800
*	AF EUROPAC GROWTH R6	1,482,687	**	102,750,206
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. PARTICIPANT-DIRECTED)	2,638,223	**	2,638,223
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. NONPARTICIPANT-DIRECTED)	12,927,819	$ 12,927,819	12,927,819
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (MANAGED INCOME FUND)	4,962,362	**	4,962,362

	Total Registered Investment Companies		$12,927,819	$478,791,316

	U.S. Treasury Notes:
	UST NOTES 1.375% 08/31/2023	27,802,500	**	$28,838,145
	UST NOTES 1.875% 07/31/2022	13,786,000	**	14,274,363
	UST NOTES 3.125% 11/15/2028	9,841,500	**	11,686,346
	UST NOTES 2.5% 02/15/2022	1,572,600	**	1,629,284
	UST NOTES 2.375% 08/15/2024	20,269,000	**	22,024,843
	UST NOTE 2% 08/15/2025	29,889,600	**	32,414,327
	UST NOTES 1.875% 2/28/22	21,015,200	**	21,575,956
	UST NOTES 1.625% 09/30/2026	1,354,000	**	1,448,689
	UST NOTES 1.5% 01/31/2027	457,000	**	487,092
	UST NOTES 0.375% 04/30/2025	15,274,100	**	15,335,969
	UST NOTES 0.125% 08/15/2023	15,809,000	**	15,806,585
	UST NOTES 0.875% 11/15/2030	6,921,000	**	6,901,827
	UST NOTES 0.625% 11/30/2027	2,384,000	**	2,383,820
	UST NOTES 0.125% 12/15/2023	3,526,000	**	3,521,798
	UST NOTES 0.625% 12/31/2027	1,349,000	**	1,346,915

	Total U.S. Treasury Notes		—	$179,675,959

	Government Agency Notes:
	NYS UDC 2.7% 3/15/2023	630,000	**	$663,617
	NYS UDC 2.67% 3/15/2023	775,000	**	815,782
	NYC TFA (PIT) 2.05% 8/1/2023	165,000	**	172,694
	NYC TFA (PIT) 2.85% 2/1/2024	155,000	**	167,134
	CA ST 2.40% 10/1/2025	440,000	**	480,269

	Total Government Agency Notes		—	$2,299,496

	Mortgage Backed Securities:
	FHLG 5.50% 3/34 #G01665	33,098	**	$38,489
	FHLG 7.50%7/34 #G02115	47,457	**	54,856
	FHLG 25YR 5.50% 7/35 #G05815	22,234	**	25,785
	FHLG 15YR 2.5% 10/01/2031#G16387	363,374	**	380,336
	FHLG 15YR 3% 05/01/2033#G16550	613,832	**	647,674
	FHLG 20YR 3.5% 06/01/2032#C91456	354,999	**	384,093
	FHLG 15YR4.00%4/26 #E02867	28,458	**	30,306
	FHLG 15YR 3% 05/01/2029#J32373	1,237,047	**	1,307,182
	FHLG 15YR 2.5% 11/01/2028#J32374	1,173,835	**	1,230,465
	FHLG 15YR 2% 01/01/2032#ZS7735	1,667,810	**	1,753,045
	FHLG 15YR 2.5% 12/01/2031#SB0093	697,005	**	732,416
	FHLG 15YR 3% 02/01/2034#SB0179	857,534	**	901,075
	FHLG 15YR 3.5% 04/01/2034#SB0378	670,636	**	727,420
	FHLG 5.50% 5/34 #Z40042	241,385	**	279,308
	FHLG 20YR 3% 11/01/2033#G30872	376,305	**	403,564
	FHLG 20YR 3.5% 05/01/2038#G31067	183,318	**	198,342
	FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD 2.682% 10/25/2022	137,000	**	141,969
	FHMS K027 A2 2.637% 01/23	555,000	**	576,922
	FEDERAL HOME LN MTG MLT CTF GT 3.3% 04/25/2023	522,000	**	556,262
	FEDERAL HOME LN MTG MLT CTF GT 2013-K033 A2 3.06%07/25/2023	948,000	**	1,009,287
	FEDERAL HOME LN MTG MLT CTF GT 2013-K035 A2 3.458% 08/25/2023	925,000	**	995,456
	FEDERAL HOME LN MTG MLT CTF GT K720 A2 2.716% 06/25/2022	633,000	**	649,774
	FEDERAL HOME LN MTG MLT CTF GT K722 A2 2.406% 03/25/2023	577,000	**	600,354
	FHMS K724 A1 2.776% 03/23	128,236	**	130,729
	FHMS 2017-K727 A1 2.632% 10/25/2023	67,813	**	69,349
	FEDERAL HOME LN MTG MLT CTF GT K727 A2 2.946% 07/25/2024	660,000	**	711,976
	FNMA 6.50% 8/36 #AE0746	22,136	**	26,000
	FNMA 6.50% 12/35 #AD0723	31,217	**	36,620

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNMA 20YR 4% 04/01/2038#MA3337	678,623	**	733,603
	FNMA 20YR 3% 07/01/2036#MA2672	1,601,100	**	1,700,090
	FNMA 20YR 3.00% 11/32 #MA1237	1,226,666	**	1,308,255
	FNMA 6.50% 8/36 #888544	25,355	**	29,821
	FNMA 6.50% 8/36 #888034	7,256	**	8,480
	FNMA 20YR 3% 12/01/2040#FM4711	1,051,891	**	1,125,800
	FNMA 20YR 3% 12/01/2040#FM4710	803,941	**	865,956
	FNMA 15YR 4% 02/01/2034#FM3001	940,197	**	1,027,838
	FNMA 30YR 3% 03/01/2050#FM2870	1,672,838	**	1,798,742
	FNMA 15YR 4% 03/01/2034#FM2867	1,894,137	**	2,080,170
	FNMA 15YR 2.5% 11/29#FM2692	1,488,156	**	1,559,576
	FNMA 15YR 3.5% 10/01/2034#FM1579	183,279	**	197,652
	FNMA 15YR 3.5% 09/01/2034#FM1578	263,624	**	285,369
	FNMA 15YR 3.5% 09/01/2034#FM1577	572,995	**	622,407
	FNMA 30YR 4.5% 09/01/2049#FM1534	779,202	**	862,777
	FNMA 15YR 3% 06/01/2033#	457,920	**	484,605
	FNMA 20YR 4.5% 08/01/2039#FM1353	116,012	**	128,324
	FNMA 20YR 4.5% 06/01/2039#FM1045	48,354	**	53,123
	FNMA 20YR 4.5% 03/01/2039#FM1774	86,600	**	95,142
	FNMA 15YR 3.5% 02/01/2035#FM0065	709,507	**	770,691
	FNMA 15YR 4% 05/29#BM5499	1,041,304	**	1,108,758
	FNMA 15YR 3% 09/01/2032#BM5110	745,384	**	789,520
	FNMA 15YR 3% 12/01/2032#BM5109	1,586,897	**	1,679,869
	FNMA 3.5% 07/32#BM3929	538,604	**	582,582
	FNMA 15YR 3% 12/31#BM1790	268,277	**	283,408
	FNMA 6.50%7/35 #745092	5,975	**	7,059
	FNMA 6.50% 12/32 #735415	5,468	**	6,409
	FNMA 15YR 2.5% 10/01/2031#AS8010	285,494	**	301,605
	FNMA 15YR 4.5% 11/01/2025#AL8242	77,878	**	81,767
	FNMA 15YR 3.5% 10/01/2029#AL5851	77,155	**	83,712
	FNMA 15YR 3.5% 09/01/2029#AL5878	185,618	**	201,393
	FNMA 5.50% 11/34 #310105	177,422	**	205,309
	FNMA 6.50% 7/32 #545759	9,041	**	10,604
	FNMA 6.50%7/32 #545762	5,190	**	6,079
	FNMA 20YR 2.5% 01/01/2033#AL2982	91,505	**	98,268
	FNMA 20YR 2.5% 01/01/2033#AL2974	112,485	**	120,376
	FNMA 20YR 2.5% 01/01/2033#AL2975	132,633	**	141,316
	FNMA 20YR 2.5% 01/01/2033#AL2976	72,823	**	77,386
	GNII II 3.5% 01/01/2051 #TBA	875,000	**	927,241
	GNII II 4% 04/20/2047#MA4383	486,572	**	525,717
	WELLS FARGO COML MTG TR 2016-C37 A2 3.103% 12/15/2049	262,714	**	266,529
	WFCM 2016-C36 A1 1.453% 11/15/59	10,549	**	10,563
	WFCM 2016-C34 A2 2.603% 06/49	343,640	**	346,251
	WELLS FARGO COML MTG TR 15-C27 ASB 3.278% 02/15/2048	300,892	**	317,059
	WFCM 2013-LC12 A1 1.676 7/46	23,377	**	23,423
	WFCM 2012-LC5 A3 2.918% 10/45	676,665	**	698,657
	WFRBS COML MTG TR 2014-C23 ASB 3.636% 10/15/2057	154,468	**	163,141
	WFRBS COML MTG TR 2013-C16 3.963% 09/15/2046	82,974	**	86,908
	WFRBS COML MTG TR 2013-C16 A5 4.415% 09/15/2046	312,000	**	341,918
	WF-RBS COMMERCIAL MORTGAGE TRUST 2013-C12 2.838% 03/15/2048	27,452	**	28,155
	WFRBS COML MTG TR 2013-C12 A4 3.198% 03/15/2048	151,000	**	158,357
	WFRBS 2013-C11 A5 3.071% 03/45	1,086,000	**	1,137,089
	WFRBS 2012-C7 A2 3.431% 6/45	271,000	**	280,351
	WFRBS 2011-C3 A4 4.375% 3/15/44	333,864	**	335,544
	WFRBS 2012-C9 A3 2.87% 11/45	368,299	**	378,602
	WFRBS 2013-C14 A5 3.337% 6/46	698,000	**	739,584
	WFRBS COML MTG TR 2014-C22 ASB 3.464% 09/15/2057	432,186	**	454,530
	WFRBS COML MTG TR 2014-C20ASB 3.638% 05/15/2047	113,024	**	119,087
	UBSBB 2012-C2 A4 3.525 5/63	343,000	**	354,396
	MORGAN STANLEY CAP I TR 2019-MEAD 3.17% 11/10/2036 144A	374,000	**	389,451
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2016-C31 1.511% 11/15/2021	16,908	**	16,937
	MSBAM 2016-C28 3.272% 01/15/49	169,964	**	184,901
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2015-C21 ASB 3.15% 03/15/2048	74,617	**	78,445
	MSBAM 2014-C17 ASB 3.477% 8/47	330,618	**	347,753
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2014-C16 ASB 3.477% 06/15/2047	229,763	**	240,310
	MSBAM 2013-C13 ASB 3.557% 11/15/2046	219,648	**	228,677
	MSBAM 2013-C11 A4 CSTR 8/46	166,000	**	178,707
	MSBAM 2013-C8 A4 3.134% 12/48	516,000	**	539,638
	MSBAM 2012-C6 A4 2.858% 11/45	570,873	**	589,233
	MORGAN STANLEY BK AMER MERRILL LYNCH TR 2016-C32 A1 1.968% 12/15/49	61,277	**	61,613
	MSBAM 2013-C7 A4 2.918% 02/46	451,000	**	469,646
	MSBAM 2015-C22 ASB 3.04% 04/15/48	132,789	**	139,134
*	JPMDB COML MTG SECS TR 2016-C4 1.5366% 12/15/2049	385,415	**	386,753
*	JPMCC COML MTG SECS TR 2016-JP4 A2 2.984% 12/15/2049	248,986	**	253,597

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	JPMBB 2014-C22 ASB 3.5036% 09/15/2047	187,548	**	196,860
*	JPMBB COML MTG SECS TR 2014-C22 3.8012% 09/15/2047	444,000	**	489,042
*	J P MORGAN CHASE COML MTG SECS TR 2013-C13 A4 3.9936% 01/15/2046	315,298	**	338,994
*	JP MORGAN CHASE COML MTG SECS TR 2013-C10 A5 3.1425% 12/15/2047	533,597	**	558,724
*	JP MORGAN CHASE COML MTG SE 2012-C8 A3 2.8291% 10/15/2045	251,190	**	259,033
*	JPMCC 2015-JP1 A2 3.1438% 01/15/2049	30,977	**	31,055
	GS MTG SECS TR 2014-GC20 AAB 3.655% 04/10/2047	64,607	**	68,011
	GS MTG SECS TR 2014-GC18 AAB 3.648% 01/10/2047	55,412	**	57,987
	GS MTG SECS TR 2015-GC28 AAB 3.206% 02/10/2048	221,408	**	233,553
	GS MTG SECS TR 2015-GC32 AAB 3.513% 07/10/2048	188,113	**	200,070
	GS MTG SECS TR 2014-GC26 AAB 3.365% 11/10/2047	276,722	**	291,723
	GSMS 2012-GCJ9 A3 2.773% 11/45	825,778	**	852,169
	GSMS 2012-GCJ7 A4 3.377% 05/45	737,167	**	748,287
	GS MTG SECS TR 2013-GC10 A5 2.943% 02/10/2046	622,000	**	646,967
	GSMS 2012-GC6 A3 3.482% 01/45	304,849	**	310,510
	FEDERAL HOME LN MTG MLT CTF GT 5.0% 02/15/2040	119,063	**	132,576
	FEDERAL NAT MTG ASN GTD REM 2011-26 PA 4.5% 04/25/2041	139,895	**	155,395
	BENCHMARK MTG TR 2018-B2 A2 3.6623% 02/15/2051	577,000	**	604,752
	BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2053	328,000	**	356,814
	BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	382,000	**	414,973
	COMM 2015-CR22 A2 2.856% 03/48	61,252	**	61,381
	COMM 2015-CR22 ASB MTG TR 3.144% 03/10/2048	179,563	**	188,574
	COMM 2015-CCRE23 MORTGAGE TRUST 3.257% 05/10/2048	212,252	**	224,287
	COMM 2015-CCRE26 MTG TR 3.373% 10/10/2048	153,239	**	162,874
	CSMC 2016-NXSR A1 1.9708% 12/15/2049	33,123	**	33,274
	CSAIL 2017-CX9 A2 3.0538% 09/15/2050	460,000	**	475,864
	COMM 2012-LC4 A4 3.288% 12/44	627,861	**	638,265
	COMM 2012-CR3 ASB 2.372% 11/45	143,549	**	145,703
	COMM 2012-CR3 A3 2.822% 10/15/45	311,944	**	320,550
	COMM 2013-CCRE7 MTG TR 3.213% 03/10/2046	308,463	**	325,420
	COMM 2013-CCRE8 MTG TR 3.612% 06/10/2046	209,000	**	223,423
	CSAIL 2015-C2 COML MTG TR 3.2241% 06/15/2057	222,540	**	234,415
	CSAIL 2015-C3 A4 3.7182% 08/15/2048	474,000	**	528,897
	CGCMT 2016-P6 A1 1.884% 12/49	12,608	**	12,649
	CGCMT 2012-GC8 A4 3.024% 9/45	391,472	**	401,621
	CGCMT 13-GC11 A4 3.093% 04/46	82,000	**	86,209
	CGCMT 13-GC15 A4 4.371% 9/46	195,000	**	213,425
	CITIGROUP COML MTG TR 13-GC17 4.131% 11/10/2046	249,000	**	271,399
	CITIGROUP COML MTG TR 2014-GC21 3.477% 05/10/2047	137,294	**	144,088
	CITIGROUP COML MTG TR 2014-GC23 A3 3.356% 07/10/2047	400,271	**	434,578
	CITIGROUP COML MTG TR 2016-GC36 AAB 3.368% 02/10/2049	295,000	**	314,756
	CGCMT 2017-P7 A2 3.212% 04/50	286,000	**	292,523
	CSAIL 2019-C15 COML MTG TR 3.4505% 03/15/2052	366,000	**	391,824
	FEDERAL NAT MTG ASN GTD REM PA 2012-149 DA 1.75% 01/25/2043	42,312	**	43,739
	FEDERAL NAT MTG ASN GTD REM 2012-151 PA 1.5% 01/25/2043	248,019	**	252,043
	FEDERAL NAT MTG ASN GTD REM PA 1.5% 02/25/2043	363,240	**	369,141
	FNR 2013-16 GP 3% 1/1/33	151,411	**	158,605
	FEDERAL NAT MTG ASN GTD REM PA 1.85% 05/25/2033	351,777	**	360,471
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 06/25/2043	316,131	**	337,489
	FNR 2015-49 LE 3% 07/45	270,244	**	291,970
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	216,653	**	229,855
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	626,194	**	659,149
	FEDERAL NAT MTG ASN GTD REM PA 2015-28 JE 3.0% 05/25/2045	516,543	**	550,383
	FNR 2015-42 LE 3.0% 06/25/45	359,406	**	382,233
	FNR 2015-54 GA 2.5% 07/25/2045	282,669	**	295,576
	FNR 2016-26 CG 3% 05/46	762,698	**	812,001
	FNR 2016-19 AH 3% 04/46	288,989	**	308,415
	FNR 2016-27 HK 3% 01/25/2041	399,620	**	426,821
	FNR 2016-27 KG 3% 01/40	195,718	**	209,355
	FNR 2016-37 BK 3% 06/25/46	790,378	**	841,010
	FNR 2016-34 GH 3% 06/46	727,708	**	784,431
	FEDERAL NATL MTG AS GTD RE PTT 2016-105 PA 3.5% 04/25/2045	366,739	**	390,663
	FNR 2016-100 P 3.5% 11/44	556,137	**	595,984
	FNR 2017-20 AP 3.5% 03/25/2045	739,136	**	787,461
	FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/25/2045	620,217	**	664,725
	FANNIE MAE 2017-74 PA 3.5% 11/25/2045	583,477	**	619,218
	FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/2047	435,167	**	461,700
	FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/2047	1,009,685	**	1,070,032
	FEDERAL NATL MTG AS GTD RE PTT 2018-44 PA 3.5% 06/25/2044	1,067,931	**	1,083,412
	FNR 2018-16 NB 3.25% 12/25/2044	310,459	**	317,764
	FEDERAL NATL MTG AS GTD RE PTT 2018-11 LA 3.5% 07/25/2045	488,781	**	511,241
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	571,989	**	602,651

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	502,273	**	534,103
	FNR 2018-88 BA 4% 11/25/2043	268,912	**	272,226
	FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	1,365,890	**	1,434,634
	FEDERAL NAT MTG ASN GTD REM PA 2019-14 DA 4% 03/25/2048	273,497	**	295,370
	FEDERAL NAT MTG ASN GTD REM PA 4% 11/25/2048	440,830	**	465,560
	FEDERAL NAT MTG ASN GTD REM PA 2019-38 AB 3% 07/25/2039	676,785	**	713,550
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 10/25/2039	410,634	**	428,616
	FEDERAL NAT MTG ASN GTD REM PA 2% 06/25/2035	931,882	**	967,037
	FEDERAL HOME LN MTG MLT CTF GT 4135 AB 1.75% 06/15/2042	34,161	**	35,266
	FEDERAL HOME LN MTG MLT CTF GT 2% 08/15/2032	83,452	**	84,182
	FEDERAL HOME LN MTG MLT CTF GT 2% 10/15/2032	89,033	**	89,844
	FEDERAL HOME LN MTG MLT CTF GT 3.0% 05/15/2045	248,950	**	265,307
	FREDDIE MAC 4656 PA 3.5% 10/15/2045	412,127	**	439,609
	FHR 4683 EA 2.5% 05/47	541,651	**	570,306
	FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	783,586	**	829,410
	FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	765,493	**	812,345
	FEDERAL HOME LN MTG MLT CTF GT 4847 CA 3.5% 11/15/2045	484,600	**	511,848
	FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	594,719	**	633,513
	FEDERAL HOME LN MTG MLT CTF GT 2019-4872 AB 4% 08/15/2047	544,574	**	564,662
	FEDERAL HOME LN MTG MLT CTF GT 3% 07/25/2039	505,080	**	532,404
	FREDDIE MAC REMICS 3% 10/25/2048	530,790	**	567,444

	Total Mortgage Backed Securities		—	$86,459,060

	Asset Backed Securities:
	ALLY MASTER OWNER TR 2.7% 01/17/2023	540,000	**	$541,131
	ALLY MASTER OWNER TR 2018-2 A 3.29% 05/15/2023	683,000	**	691,561
	AMXCA 2018-4 A 2.99% 12/15/2023	543,000	**	549,280
	AMERICAN EXPRESS CR ACC MST TR 18-6 A 3.06% 02/15/2024	539,000	**	547,975
	AMERICAN EXPRESS CR ACCT MS TR 2019-2 A 2.67% 11/15/2024	690,000	**	712,406
	AMERICAN EXPRESS CR ACCOUNT SECD NT TR 2019-1 A 2.87% 10/15/2024	223,000	**	230,376
	BA CR CARD TR 2018-A1 A1 2.7% 07/17/2023	674,000	**	676,787
	BA CR CARD TR 0.34% 05/15/2026	983,000	**	984,332
	BMW FLOORPLAN MASTER OWNER TR 3.15% 5/15/23 144A	499,000	**	504,934
	BMW VEHICLE LEASE TRUST TR 2019-1 2.84% 11/22/2021	180,610	**	181,404
	BANK OF THE WEST AUTO TRUST 2017-1 2.11% 01/15/2023 144A	122,863	**	123,488
	BANK OF THE WEST AUTO TRUST 2018-1 A3 3.43% 12/15/2022 144A	111,346	**	112,415
	BANK OF THE WEST AUTO TRUST 2019-1 2.43% 04/15/2024 144A	296,000	**	301,945
	CNH EQUIP TR 2018-A 3.12% 07/17/2023	266,588	**	270,390
	CANADIAN PACER AUTO RECEIVABLES TRUST 2018-2A A3 3.27% 12/19/2022 144A	252,959	**	256,419
	CAPITAL ONE MULTI-ASST EXEC TR 2.84% 12/15/2024	710,000	**	731,667
	CARMAX AUTO OWNER TRUST 2017-4 2.11% 10/17/2022	54,787	**	55,048
	CARMX 2017-3 A3 1.97% 04/15/22	21,578	**	21,633
	CARMX 2018-2 A3 2.98% 01/23	149,738	**	151,546
	CARMAX AUTO OWNER TR 2018-4 3.36% 09/15/2023	285,855	**	292,305
	CARMAX AUTO OWNER TR 2019-1 3.05% 03/15/2024	428,018	**	437,886
	CARMAX AUTO OWNER TR 2020-4 0.5% 08/15/2025	499,000	**	500,920
	CCCIT 2018-A1 A1 2.49% 1/23	555,000	**	561,862
	DELL EQUIPMENT FINANCE TRUST 2018-1 A3 3.18% 06/22/2023 144A	31,419	**	31,566
	DELL EQUIPMENT FINANCE TRUST 2018-2 A3 3.37% 10/22/2023 144A	109,815	**	110,516
	DELL EQUIPMENT FINANCE TRUST 2020-2 0.57% 10/23/2023 144A	381,000	**	382,353
	DISCOVER CARD EXECUTION NT TR2018-A5 A5 3.32% 03/15/2024	659,000	**	674,405
	DISCOVER CARD EXECUTION NT TR 2019-A1 A1 3.04% 07/15/2024	531,000	**	547,427
	FORD CREDIT FLOORPLAN MASTER 2018-1 A1 2.95% 05/15/2023	678,000	**	685,605
	FORD CR FLOORPLN MAST OWN TR A 0.7% 09/15/2025	652,000	**	656,818
	FORD CREDIT AUTO OWNER TRUST 16-1 A 2.31% 08/15/2027 144A	249,000	**	249,836
	FORD CR AUTO LEASE TR 2020-A 1.85% 03/15/2023	247,000	**	250,519
	FORD CR AUTO OWNER TR 2019-1 A 3.52% 07/15/2030 144A	550,000	**	600,702
	GMF FLOORPLAN OWNER REVOLVING TR 3.13% 03/15/2023144A	513,000	**	516,594
	GMF FLOORPLAN OWNER REVOLVING TR 0.68% 08/15/2025144A	294,000	**	295,828
	GMF FLOORPLAN OWNER REVOLVING TR 0.69% 10/15/2025144A	653,000	**	656,809
	GMCAR 2018-1A A3 2.32% 7/18/22	63,599	**	63,947
	GM FINANCIAL AUTOMOBILE LEASING 2020-3 0.45% 08/21/2023	401,000	**	402,052
	GM FINANCIAL AUTOMOBILE LEASING TRUST 2019-1 2.98% 12/20/2021	131,134	**	131,816
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2019-12.97% 11/16/2023	359,452	**	366,072
	GM FINL AUTOMOBILE LEASING TR 2019-1 2.67% 03/21/2022	133,323	**	134,169
	HYUNDAI AUTO RECEIVABLES TR 19-B 1.94% 02/15/202415/2024	393,000	**	400,556
	HYUNDAI AUTO LEASE SECURITIZATION TR 2018-A A3 2.79% 07/15/2022	120,833	**	121,769
	HYUNDAI AUTO RECEIVABLES TR 2020-C 0.38% 05/15/2025	636,000	**	637,214
	JOHN DEERE OWNER TR 2019-B 2.21% 12/15/2023	435,000	**	443,823
	KUBOTA CR OWNER TR 2018-1A A3 3.1% 08/15/2022 144A	326,046	**	330,006
	MERCEDES-BENZ AUTO LEASE TRUST 2019-B A3 2.03% 10/17/2022	300,000	**	304,109
	MERCEDES BENZ AUTO LEASE TR 2020-A 1.84% 12/15/2022	320,000	**	324,732
	MERCEDES-BENZ AUTO LEASE TR 2019-A A3 3.1% 11/15/2021	144,729	**	145,524

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	SANTANDER RETAIL AUTO LEASE TR 2020-B 0.57% 04/22/2024 144A	722,000	**	724,474
	SECURITIZED TERM AUTO RECEIVABLES TR 2019-1 2.986% 02/27/2023 144A	236,915	**	239,931
	SECURITIZED TERM AUTO RECEIVABLES TRUST 2018-2A A3 3.325% 08/25/2022 144A	295,811	**	298,725
	TOYOTA AUTO RECEIVABLES 2018-B A3 OWNER TRUST 2.96% 09/15/2022	161,327	**	163,258
	VERIZON OWNER TR 2020-A 1.85% 07/22/2024	630,000	**	645,481
	VOLKSWAGEN AUTO LN ENHANCED TR 2018-1 A3 3.02% 11/21/2022	188,134	**	190,532
	WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TR 2019-A A3 2.94% 05/16/2022	287,000	**	290,003

	Total Asset Backed Securities		—	$21,454,881

	Corporate Bonds:
	AMAZON.COM INC 0.8% 06/03/2025	355,000	**	$360,356
	APPLE INC 2.85% 05/06/2021	510,000	**	516,366
	APPLE INC 0.75% 05/11/2023	600,000	**	607,745
	BANK OF MONTREAL QUE 1.85% 05/01/2025	800,000	**	842,159
	BANK NEW YORK MELLON CORP 1.6% 04/24/2025	293,000	**	307,136
	BANK NOVA SCOTIA BC 2.7% 03/07/2022	640,000	**	664,228
	BERKSHIRE HATHAWAY INC DEL 2.75% 03/15/2023	320,000	**	338,625
	CHEVRON CORP NEW 1.141% 05/11/2023	541,000	**	553,214
	CHEVRON CORP NEW 1.554% 05/11/2025	620,000	**	645,291
	EQUINOR ASA 1.75% 01/22/2026	120,000	**	126,956
	EXXON MOBIL CORP 2.222% 03/01/2021	640,000	**	645,658
	GENERAL ELECTRIC CO 3.375% 03/11/2024	602,000	**	660,750
	GUARDIAN LIFE GLOBAL FUNDING 3.4% 04/25/2023 144A	700,000	**	752,079
	GUARDIAN LIFE GLOBAL FUNDING 1.1% 06/23/2025 144A	600,000	**	608,584
	GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027 144A	800,000	**	815,136
	HSBC HOLDINGS PLC 3.262/VAR 03/13/2023	1,000,000	**	1,043,343
*	JPMORGAN CHASE & CO 2.083/VAR 04/22/2026	800,000	**	847,984
*	JPMORGAN CHASE & CO 1.045%/VAR 11/19/2026	660,000	**	668,125
	JOHNSON & JOHNSON 2.25% 03/03/2022	2,385,000	**	2,454,342
	MET LIFE GLOB FUNDING I 2.65% 04/08/2022 144A	950,000	**	983,858
	METROPOLITAN LIFE GLBL FDG I 0.9% 06/08/2023 144A	473,000	**	479,238
	MICROSOFT CORP 1.55% 08/08/2021	1,000,000	**	1,013,030
	NEW YORK LIFE GLB FD MTN 144A 1.7% 09/14/2021 144A	1,000,000	**	1,014,889
	NEW YORK LIFE GLB FD MTN 144A 2.3% 06/10/2022 144A	1,000,000	**	1,030,206
	NEW YORK LIFE INSURANCE CO 1.1% 05/05/2023 144A	310,000	**	315,916
	NOVARTIS CAP CORP 2.4% 05/17/2022	1,000,000	**	1,030,634
	PECO ENERGY COMPANY 1.7% 09/30/2021	660,000	**	669,183
	PACIFIC LIFE GF II 1.2% 06/24/2025 144A	439,000	**	445,013
	PRICOA GLOBAL FDG I MTN 2.4% 09/23/2024 144A	651,000	**	695,145
	PRICOA GLOBAL FDG I MTN 2.45% 09/21/2022 144A	448,000	**	467,155
	PROTECTIVE LIFE GLOBAL FDG 2.615% 08/22/2022 144A	450,000	**	470,474
	ROYAL BANK OF CANADA 1.15% 06/10/2025	610,000	**	623,622
*	STATE STREET CORP 1.95% 05/19/2021	1,000,000	**	1,008,931
	TOYOTA MOTOR CREDIT CORP 3.05% 01/08/2021	179,000	**	181,667
	UBS AG LON BRANCH 1.75% 04/21/2022 144A	910,000	**	929,265
	USAA CAPITAL CORP 1.5% 05/01/2023 144A	150,000	**	154,229
	WALMART INC 2.85% 07/08/2024	1,000,000	**	1,095,377
	WELLS FARGO BK NA SF CA MTN BE 3ML+65 09/09/2022	2,700,000	**	2,748,617

	Total Corporate Bonds		—	$28,814,526

	Synthetic guaranteed investment contract and wrapper contracts:
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE GUARANTEED INVESTMENT CONTRACT		**	$(10,006,164)

	Total synthetic guaranteed investment contract and wrapper contracts		—	$(10,006,164)

*	Participant loans	3.25% -7.25% Maturing 2021 - 2035	**	$72,150,958

	Total investments at year end		$319,284,232	$6,326,348,466

*	Party-in-interest
**	Historical cost is disclosed only for nonparticipant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2021		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ Deborah H. Caplan
Deborah H. Caplan Chairperson of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe LLP